

March 12, 2012

Clair E. Pagnano, Esquire
K & L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111

Re: eUnitsTM 2 Year U.S. Market Participation Trust II:
Upside to Cap/Buffered Downside
File Numbers 333-179506; 811-22663

eUnitsTM 2 Year U.S. Market Participation Trust III:
Upside to Cap/Buffered Downside
File Numbers 333-179509; 811-22664

eUnitsTM 2 Year U.S. Market Participation Trust IV:
Upside to Cap/Buffered Downside
File Numbers 333-179510; 811-22665

eUnitsTM 2 Year U.S. Market Participation Trust V:
Upside to Cap/Buffered Downside
File Numbers 333-179511; 811-22666

eUnitsTM 2 Year U.S. Market Participation Trust VI:
Upside to Cap/Buffered Downside
File Numbers 333-179512; 811-22667

Dear Ms. Pagnano:

We have reviewed the registration statements on Form N-2 for eUnitsTM 2
Year U.S. Equity Market Participation Trust II: Upside to Cap/Buffered Downside, eUnitsTM 2
Year U.S. Market Participation Trust III: Upside to Cap/Buffered Downside, eUnitsTM 2 Year
U.S. Market Participation Trust IV: Upside to Cap/Buffered Downside, eUnitsTM 2 Year U.S.
Market Participation Trust V: Upside to Cap/Buffered Downside, eUnitsTM 2 Year U.S. Market
Participation Trust VI: Upside to Cap/Buffered Downside (together, the "Funds"), filed on
February 14, 2012 with the Commission. Based upon Securities Act Release No. 6510 and the
representations contained in the letter dated February 14, 2012, from Clair Pagnano, Esquire, we
conducted a selective review of the registration statement. We have the following comments:

Prospectus
1. Please confirm that the only material difference among the Funds is the different percentage
of the upside cap for the Funds.

2.   Please inform the staff in your response letter the nature and timing of the patent currently pending.   Disclose the effect to the Funds, if any, in the prospectus, if the patent is not granted.

3.   Given that the Funds are almost identical to each other and to eUnitsTM 2 Year U.S. Market Participation Trust: Upside to Cap/Buffered Downside (file numbers 333-163101; 811-22348) which was declared effective on January 26, 2012, please briefly inform the staff of any anticipated differences in the Funds. Also, given that the investment objectives of the Funds are identical, please explain supplementally how the five Funds will differ and what factors an investor should consider in deciding whether to invest in one of the Funds (as opposed to any of the other similar funds offered by Eaton Vance).

Prospectus Summary

4.   The prospectus summarizes the terms of the Private Derivative Contracts. Please file a Contract (or a form thereof) as an exhibit to the registration statements.   Also, please use the term "Private Derivative Contract" for clarity purposes. Please briefly explain why the contracts are structured to include a payout and why the Funds' operating expense is a feature of the Contract with the counterparty.

5.   Please inform the staff whether the percentage changes in the price of the Index (17 to 23) are negotiable or whether the percentages will be in place for the definitive prospectus. Also, please disclose whether increased percentages reflect an increased counter party risk, and, if so, please disclose applicable risks.

6.   Please confirm that there is no recoupment by the advisor and inform the staff where the obligation by the advisor to pay all offering costs and all organizational costs is memorialized.

7.   Please define, in Plain English, the terms "optionality" and "multiple optinalities." In the section titled "Modeling Risk," please explain what "embedded" optionalities are included beyond those described in the sections above that Section.

8.   Please state the minimum credit quality the Funds will accept when entering into a contract with a counterparty.

The Investment Program

9.   Please disclose that even though the advisor will cover counterparty "shortfall amounts," a counterparty failure may result in a loss to the Funds. Also, please cross-reference any applicable disclosure to the risks.

General Comments

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Funds request acceleration of the effective date of the pending registration statement, each should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel